

September 1, 2020

Ralph Nicoletti
Chief Financial Officer
The AZEK Company Inc.
1330 W Fulton Street #350
Chicago, IL 60607

> **Re: THe AZEK Company Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed August 27, 2020**
> **CIK No. 1782754**

Dear Mr. Nicoletti:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing